UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NAUTICUS ROBOTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

63911H 108

(CUSIP Number)

April 4, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Schlumberger N.V. (Schlumberger Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Curaçao

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,682,920*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,682,920*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,682,920*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.4%+
12	TYPE OF REPORTING PERSON HC

*

Excludes 1,981,164 additional shares of Common Stock that Schlumberger Technology Corporation (“STC”) has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement (“Merger Agreement”), dated as of December 16, 2021, as amended on January 30, 2022 and June 6, 2022, by and among CleanTech Acquisition Corp., CleanTech Merger Sub, Inc., Nauticus Robotics, Inc., and Nicolaus Radford, solely in his capacity as the stockholder representative.

+	Based on 50,035,824 shares of Common Stock outstanding as of November 14, 2023, as reported on the Form 10-Q submitted by the Issuer to the SEC on November 14, 2023.

1	NAME OF REPORTING PERSON Schlumberger B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,682,920*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,682,920*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,682,920*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.4%+
12	TYPE OF REPORTING PERSON HC

*

Excludes 1,981,164 additional shares of Common Stock that STC has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement.

+	Based on 50,035,824 shares of Common Stock outstanding as of November 14, 2023, as reported on the Form 10-Q submitted by the Issuer to the SEC on November 14, 2023.

1	NAME OF REPORTING PERSON Schlumberger Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,682,920*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,682,920*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,682,920*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.4%+
12	TYPE OF REPORTING PERSON HC

*

Excludes 1,981,164 additional shares of Common Stock that STC has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement.

+	Based on 50,035,824 shares of Common Stock outstanding as of November 14, 2023, as reported on the Form 10-Q submitted by the Issuer to the SEC on November 14, 2023.

1	NAME OF REPORTING PERSON Schlumberger Technology Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,682,920*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,682,920*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,682,920*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.4%+
12	TYPE OF REPORTING PERSON CO

*

Excludes 1,981,164 additional shares of Common Stock that STC has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement.

+	Based on 50,035,824 shares of Common Stock outstanding as of November 14, 2023, as reported on the Form 10-Q submitted by the Issuer to the SEC on November 14, 2023.

Item 1.

(a)	Name of Issuer:

Nauticus Robotics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

17146 Feathercraft Lane, Suite 450

Webster, TX 77598

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Schlumberger N.V. (Schlumberger Limited), a corporation formed under the laws of Curaçao (“Schlumberger Limited”);

(ii)	Schlumberger B.V., a corporation formed under the laws of the Netherlands (“Schlumberger BV”);

(iii)	Schlumberger Holdings Corporation, a corporation formed under the laws of Delaware, United States (“SHC”); and

(iv)	Schlumberger Technology Corporation, a corporation formed under the laws of Texas, United States (“STC”).

Schlumberger Limited is the sole stockholder of Schlumberger BV. Schlumberger BV is the sole stockholder of SHC. SHC is the sole stockholder of STC.

(b)	Address of Principal Business Office:

The business address of Schlumberger Limited for purposes of this Schedule 13G is 5599 San Felipe, Houston, Texas 77056. The business address of Schlumberger BV is Parkstraat 83, 2514 JG The Hague, Netherlands. The business address of each of SHC and STC is 300 Schlumberger Drive, Sugar Land, Texas 77478.

(c)	Citizenship:

The information required by Item 3(c) is set forth in Row 4 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

63911H 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

As of the date hereof, STC directly holds 8,682,920 shares of common stock, par value $0.0001 per share (“Common Stock”), of the Issuer, constituting approximately 17.4% of the 50,035,824 shares of Common Stock outstanding as of November 14, 2023, as reported on the Form 10-Q submitted by the Issuer to the SEC on November 14, 2023. In addition, STC has the right to receive an additional 1,981,164 shares of Common Stock if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement. Since SHC controls STC, it is deemed to beneficially own the Common Stock held directly by STC. Since Schlumberger BV controls SHC, it is deemed to beneficially own the Common Stock held directly by STC. Since Schlumberger Limited controls Schlumberger BV, it is deemed to beneficially own the Common Stock held directly by STC.

On September 19, 2022, the Reporting Persons entered into a Joint Filing Agreement relating to the filing of a Schedule 13G with respect to the Issuer, a copy of which is annexed hereto as Exhibit 99.1.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2024

Schlumberger Limited

By:	/s/ Samantha Blons
Name:	Samantha Blons
Title:	Assistant Secretary

Schlumberger B.V.

By:	/s/ Eileen Hardell
Name:	Eileen Hardell
Title:	Secretary

Schlumberger Holdings Corporation

By:	/s/ Jeanne Morrissette
Name:	Jeanne Morrissette
Title:	Treasurer

Schlumberger Technology Corporation

By:	/s/ Arindam Bhattacharya
Name:	Arindam Bhattacharya
Title:	Vice President